SELECTED US GAAP FINANCIAL DATA

The adjustments to conform to US GAAP do not include Veolia Environnement (“VE”). Under the indenture governing the senior notes, adjustments related to an investment in an entity that is accounted for using the equity method, the cost method or the equivalent of either are not required on a quarterly basis (except at year end). Readers should be aware that the US GAAP reconciliation of the company’s net earnings (loss) after taking account of VE may be materially different and those differences may not be proportionate to the portion of the company’s net earnings (loss) that is attributable to VE as determined under French GAAP.

Reconciliation of net income (loss)

		Nine months ended September 30,
		2003	2002

		(In millions of euros)
French GAAP net loss as reported in the Consolidated Statement of Income		€(501)	€(13 540)
Equity losses of Veolia Environnement (VE)		194	(154)

French GAAP net loss excluding VE		€(307)	€(13 694)
Adjustments to conform to US GAAP
Business combination and goodwill	(1)	483	458
Goodwill impairment charge		(18)	(500)
Impairment of long-lived assets		—	(18)
Intangible assets	(2)	(1)	23
Financial instruments	(3)	130	808
Disposal of investment in BSkyB		—	(2 025)
Employee benefit plans		(14)	(2)
Other		37	(221)
Tax effect on adjustments		(4)	838

US GAAP net income (loss) before cumulative effect of change in accounting principle		€306	€(14 333)

Cumulative effect of change in accounting principle, after tax	(4)	(60)	(15 540)

US GAAP net loss		€246	€(29 873)

(1)	Amortization of goodwill in French GAAP is reversed, since goodwill is no longer amortized under US GAAP.

(2)	Different basis of trademark amortization recognized in US GAAP.

(3)	In 2003, FAS 133 reconciliation items €37 million; financial instruments related to treasury shares €25 million. In 2002, reversal of accruals for and recognition of losses under French GAAP related to put and call options on treasury shares of €939 million; reversal of mark-to market of sold marketable securities (€239) million; and impact of the valuation of the put/call provisions related to the VUE series B preferred stock ( €117 million).

(4)	In 2003 adoption of FAS 150 (Accounting for certain financial Instruments with Characteristics of both Liabilities and Equity) which affects the way Vivendi Universal treats VUE series A preferred stock. In 2002, adoption of FAS 142 impairment. This impairement was effectively recorded under French GAAP in 2001.

Reconciliation of other selected financial data to US GAAP

•	Operating income

	Nine months ended September 30,
	2003	2002

	(In millions of euros)
Operating income — French GAAP	€2 573	€3 495
Adjustments to conform to US GAAP
Real estate defeased properties	33	30
Employee benefit plans	(14)	(2)
Other	(7)	(251)

Operating income — US GAAP	€2 585	€3 272

•	Financing expense

Unaudited, French GAAP Basis

	Nine months ended September 30,
	2003	2002

	(In millions of euros)
Financing expense — French GAAP	€(531)	€(1 052)
Adjustments to conform to US GAAP
Real estate defeased properties	(53)	(52)
Other	89	52

Financing expense — US GAAP	€(495)	€(1 052)

•	Financial net debt

		Bank overdrafts		Cash and	Total
	Long-term	and other short		cash	financial net
As at September 30, 2003	debt	term borrowings	Gross debt	equivalents	debt

(In millions of euros)
Total financial net debt — French GAAP	€9 526	€5 437	€14 963	€(2 173)	€12 790
Adjustments to conform to US GAAP
VUE series A&B preferred stock	(1 683)	—	(1 683)	—	(1 683)
Real estate defeased properties	825	—	825	—	825
Other	(16)	400	384	2	386

Total financial net debt — US GAAP	€8 652	€5 837	€14 489	€(2 171)	€12 318

		Bank overdrafts		Cash and	Total
	Long-term	and other short		cash	financial net
As at December 31, 2002	debt	term borrowings	Gross debt	equivalents	debt

	(In millions of euros)
Total financial net debt — French GAAP	€10 455	€9 177	€19 632	€(7 295)	€12 337
Adjustments to conform to US GAAP
VUE Series A&B preferred stock	(2 506)	—	(2 506)	—	(2 506)
AOL Europe LineInvest	—	774	774	—	774
Real estate defeased properties	846	—	846	—	846
Other	(12)	422	410	3	413

Total financial net debt — US GAAP	€8 783	€10 373	€19 156	€(7 292)	€11 864

Unaudited, French GAAP Basis

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